FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY ELECTRONIC ARTS INC.: EA-001

THIS FILING HAS OMITTED CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER DELIVERED TO THE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 31, 2019

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: Morgan Youngwood, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant

Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed on May 24, 2019
File No. 000-17948

Ladies and Gentlemen:
Electronic Arts Inc. (“EA”, the “Company”, or “we”) submits this letter in response to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated July 18, 2019 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended March 31, 2019 (File No. 000-17948) originally filed with the Commission on May 24, 2019 (the “Form 10-K”).
For the purpose of business confidentiality, the submission is accompanied by EA’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 under the Freedom of Information Act, 17 C.F.R. § 200.83. In accordance with Rule 83, the Company requests confidential treatment of the marked portions of this letter.
In this letter, we have referred to the Staff’s Comment No. 1 through 3 in the Comment Letter in italicized, bold type and have followed it with EA’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Consolidated Financial Statements

Description of Business and Basis of Presentation

Revenue Recognition, page 53

1.
Please quantify the amount of revenues attributable to your extra content and in-game purchases, and if material, tell us your consideration of providing additional disaggregated disclosures. We refer you ASC 606-10-50-5.

CONFIDENTIAL TREATMENT REQUESTED
BY ELECTRONIC ARTS INC.: EA-002

Revenue Attributable to Extra Content
Extra content as described in our Form 10-K consists of downloadable content that are derived primarily from the sale of virtual currencies and digital in-game content to our customers to enhance their gameplay experience.
Revenue attributable to extra content was $2,309 million, $2,033 million and $1,756 million for the fiscal years ended March 31, 2019, 2018 and 2017, respectively.
Disaggregation Considerations
We considered ASC 606-10-50-5 and applied the guidance in paragraphs ASC 606-10-55-89 through 55-91 when selecting categories of disaggregate revenue. Based on this analysis, we disaggregated our revenue on the basis of:

1.	Product revenue and service and other revenue – with reference to the guidance in ASC 606-10-55-91f that recommends consideration based on the timing of transfer of goods or services

2.	Platform – with reference to the guidance in ASC-606-10-55-91c that recommends consideration based on the market

3.	Geography – with reference to the guidance in ASC 606-10-55-91b that recommends consideration based on geographical region and

4.
Composition, distinguishing between packaged goods revenue and digital revenue – with reference to the guidance in ASC 606-10-55-90 and ASC 606-10-55-91g that recommends consideration based on sales channels. Given the significance of our digital revenue as one of our strategic pillars, the trend in our business related to the growth of digital revenue, both on an absolute basis and in proportion to package goods revenue, and significance of digital revenue to our financial performance, we further disaggregate digital revenue into full game downloads, live services and mobile. This second-level disaggregation of revenue by composition aligns with how management views and operates our business as well as the way in which we discuss and disclose our revenue outside of the financial statements (e.g., earnings releases, investor presentations).

We advise the Staff that, within our disaggregation of revenue by composition, revenue attributable to extra content for the console, PC, and browser platforms is reported as part of live services revenue while revenue attributable to extra content for the mobile platform is reported as part of mobile revenue. Within the live services and mobile revenue categories, there are various other sources of revenue such as subscriptions, advertising and license revenue. We have considered providing these other sources of revenue as additional disaggregated disclosures. We do not further disaggregate revenue because (1) these other sources of revenue are individually less than 10% of total revenue for each of the fiscal years ended March 31, 2019, 2018, and 2017 and (2) our chief operating decision maker and the Board of Directors do not manage, review or evaluate the financial performance of extra content separate from these other sources of revenue. We continually evaluate the most appropriate manner to disaggregate our revenue based on the evolution of our business and will revise our disclosures in the future as necessary.

2.
Please clarify your disclosures that indicate sales of extra content are accounted for in a manner consistent with the treatment for your Games with Services and Online-Hosted Service Games depending upon whether or not the extra content has offline functionality. Explain why your accounting treatment for the extra content depends on whether or not your games have offline functionality.

Extra content sales generally include future update rights to the extra content and an online hosted service. Future update rights and the online hosting relating to, and included with, the sale of extra content are deemed to be separate from – and incremental to – any future update rights and/or online hosting associated with other sales, including full game and other extra content sales. Therefore, the accounting for both extra content and full games sales are the same and are substantially dependent upon whether what has been sold has offline functionality. If an item sold can only be

CONFIDENTIAL TREATMENT REQUESTED
BY ELECTRONIC ARTS INC.: EA-003

played online (i.e. no offline functionality), then there is deemed to be only one performance obligation: the online hosting. If the item sold can be played both online and offline, then generally there is a software license, future update rights to that software and online hosting.

In our future periodic reports on Forms 10-Q and 10-K, we will clarify our disclosure in a manner substantially similar to the following (underlined text shows changes to the Form 10-K disclosure):
Extra Content. Revenue received from sales of downloadable content are derived primarily from the sale of virtual currencies and digital in-game content to our customers to enhance their gameplay experience. Sales of extra content are accounted for in a manner consistent with the treatment for our Games with Services and Online-Hosted Service Games as discussed above, depending upon whether or not the extra content has offline functionality. That is, if the extra content has offline functionality, then the extra content is accounted for similarly to Games with Services (generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting). If the extra content does not have offline functionality, then the extra content is determined to have one distinct performance obligation: the online hosted service offering.

3.
You disclose on page 48 that for games with services under the New Revenue Standard, generally 75 percent of the sales price is allocated to the software license performance obligation and recognized at a point in time upon delivery (which is usually at or near the same time as the booking of the transaction), and the remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably over the Estimated Offering Period. Please help us understand and provide us with a detailed analysis of how you determined the percentage of the transaction price allocated to each performance obligation. Describe in greater detail the methods, inputs, estimates and assumptions that you considered in allocating the transaction price to the different performance obligations. We refer you to ASC 606-10-32-28 through 35.

Games with Services.
Our Games with Services consist of full games with both online and offline functionality and generally include (1) the initial game delivered digitally or via physical disc at the time of sale and typically provide access to offline core game content (“software license”); (2) updates on a when-and-if-available basis, such as software patches or updates, and/or additional free content to be delivered in the future (“future update rights”); and (3) a hosted connection for online playability (“online hosting”). We have determined that each of these three items is a distinct performance obligation.
Guidance Considered.
In determining the percentage of the transaction price to be allocated to each performance obligation, we considered the guidance provided by ASC 606-10-32-28 through 35. Particularly, paragraphs 31 through 34 require the allocation of the transaction price to each performance obligation be based on a relative standalone selling price (“SSP”) basis. The best evidence of SSP is the observable price when the entity sells the good or service separately. If SSP is not directly observable, ASC 606-10-32-33 requires that we estimate the SSP at an amount that best depicts the amount of consideration to which it is entitled. When estimating a standalone selling price, we should consider all information (including market conditions, entity-specific factors, and information about the customer or class of customer) that is reasonably available to us.
Methods, Inputs, Estimates and Assumptions Considered.
We respectfully advise the Staff that we do not sell the performance obligations on a stand-alone basis (i.e., there is no stand-alone observable price for the individual performance obligations). Therefore, market conditions and other observable inputs were required to estimate the SSP for each performance obligation.

CONFIDENTIAL TREATMENT REQUESTED
BY ELECTRONIC ARTS INC.: EA-004

The following allocation tree depicts the two-step allocation process we used to allocate the transaction price to each performance obligation:

Games with Services
Step 1: Valuation Assessment for each Performance Obligation
a) Online Hosting
b) Software License
c) Future Update Rights
Valuation for Online Hosting = $[***]
Valuation for Software License = $[***]
Valuation for Future Update Rights = $[***]
Collective value of all Performance Obligations $[***]
Step 2: Proportionate Allocation to each Performance Obligation
Online Hosting (5%)
Software License (75%)
Future Update Rights (20%)

Description of Each Step

Step 1a – Valuation Assessment for the Online Hosting: We used a cost-plus margin analysis and reviewed available market data to establish the SSP value of the online hosting performance obligation. With respect to the cost-plus margin analysis, we used internal financial data to determine the average cost of providing hosting support for each of our Games with a Service. A reasonable margin was then added to this cost based on our internal review of a typical retail mark-up for our Games with a Service. We also considered using available market data from third parties in our industry that offer online hosting services, but determined that the online hosting services offered by these third parties were not comparable because these services are offered as a premium service across multiple games and include additional benefits such as free games and discounts, while our hosting service is provided to purely support online playability on a single game. We also considered the free-to-play market in which online-only games do not charge a fee for online hosting, which suggests that the general customer does not perceive significant inherent value from online hosting, by itself. Finally, we also considered that in the past we have attempted to separately sell the online hosting individually for $2 and online hosting combined with future update rights for $10 resulting in nominal sales of these services, and therefore we discontinued these offerings. Based on this analysis, we concluded the online hosting provided in our Games with Services have an approximate SSP value of $[***].

Step 1b – Valuation for Software License: In order to derive the SSP value for the software license performance obligation, we noted that certain third party companies in our industry sell games that provide neither future update rights nor online hosting performance obligations for the game. We analyzed pricing for a portfolio of third party games that do not provide future update rights or online hosting performance obligations and noted an average price of approximately $[***]. Based on this, we determined the best estimate for SSP value for software license performance obligation to be $[***].

CONFIDENTIAL TREATMENT REQUESTED
BY ELECTRONIC ARTS INC.: EA-005

Step 1c – Valuation for Future Update Rights: In order to determine the SSP value of the future update rights performance obligation, we assessed available market data from third party sources in adjacent industries. We were unable to locate third parties in our industry that separately sell the future update rights performance obligation. We determined that a reasonable industry from which to derive analogous market data was the computer software industry.

In reaching the conclusion to utilize computer software industry market data, we noted that maintenance and support (“M&S”) packages within the computer software industry are often sold separately. These M&S packages generally include the rights to receive upgrades, maintenance releases and software patches on a when-and-if-available basis which is a performance obligation that is similar to our future update rights performance obligation. In addition, we noted that the computer software industry often has the same type of customer, an individual consumer, who benefits from the software license and future update rights. Therefore, we determined M&S packages represent a reasonable surrogate for determining the SSP of our future update rights performance obligation.

We reviewed market data for these M&S packages to establish a relationship between the software license performance obligation and future update rights performance obligation. It was noted the M&S is normally based on a fixed percentage amount of the software license fee, that generally includes upgrades, maintenance releases and software patches. We determined that the way in which computer software companies provide M&S packages in relation to the underlying software license represents a reasonable comparison to how we provide future update rights in relation to our software license performance obligation, as in each case similar types of software patches, maintenance releases and additional software on a when-and-if available basis are provided. This helps us establish a relationship between the M&S package and the underlying software license.

It was also noted the M&S packages sold separately are normally renewal packages that are generally based on a fixed percentage amount of the initial software license fee, which included both the software license and a M&S package. We noted that companies in the computer software industry offer various levels of updates at various M&S rates that range from 16%-29% relative to the initial software license fee. We reviewed this range of support levels and M&S rates to determine the rate within such range that most resembles how we deliver future update rights on the underlying software license and concluded that we generally deliver updates in a manner consistent with support offerings that are at the higher end of the M&S range, due to the frequency of our updates. Based on this analysis, we concluded the relative SSP for the future update rights obligation is 26% (or $[***]) using the estimated SSP for software license of $[***] as noted above.

To corroborate the reasonableness of the collective value of the three performance obligations, we compared this collective value with the average selling price of our Games with Services over the last three years. The results of our analysis produced a reasonable comparison to the collective value of all three performance obligations.

Step 2 – Proportionate Allocation to Each Performance Obligation: Once we determined the individual valuations for the online hosting ($[***]), software license ($[***]) and the future update rights ($[***]) performed in Step 1, we represented them as a percentage of the total collective value ($[***]). Thus, management’s best estimate to allocate value to our performance obligations for Games with Services is represented by 75% to the software license, 20% to the future update rights and 5% to the Online Hosting. Finally, in concluding that this allocation is reasonable, we noted that the relative cost to provide these performance obligations was very similar. Specifically, we believe the cost to develop the software prior to release of the game is generally between [***]% to [***]% of the total direct cost of the related game and service for its entire life cycle.

We believe our methodology and assessment to determine the basis for allocation between the software license, future update rights and online hosting performance obligations represents managements best estimate of the SSP for the respective performance obligations and meets the requirements of ASC 606-10-32-28 through 35. We continually evaluate the inputs, estimates and assumptions used in allocation of the transaction price to the performance obligations based on SSP and will revise the basis for allocations as necessary.

***

CONFIDENTIAL TREATMENT REQUESTED
BY ELECTRONIC ARTS INC.: EA-006

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at P: (650) 628-7768 or F: 650-628-1398.

Sincerely,

ELECTRONIC ARTS INC.

By:	/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

Cc:	Andrew Wilson (Electronic Arts Inc.)
Blake Jorgensen (Electronic Arts Inc.)
Jacob Schatz (Electronic Arts Inc.)
Lisa Munro (KPMG LLP)